UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Commission File Number: 001-33464
LDK SOLAR CO., LTD.
(Translation of registrant’s name into English)

Hi-Tech Industrial Park
Xinyu City
Jiangxi Province 338032
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

LDK Solar Partners with Yancheng City on PV Projects
     We, LDK Solar Co., Ltd., a leading manufacturer of multicrystalline solar wafers, have entered into an agreement with Yancheng City of Jiangsu Province for the development of PV power projects. According to the agreement, we will develop a number of PV power projects, including PV ground-power stations, and roof and building integration systems totaling up to 500 MW over the next five years. The initiation of the projects will be subject to a feasibility study as well as final approval from the relevant government departments.
     Our press release issued on August 25, 2009 is attached hereto as Exhibit 99.2.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LDK SOLAR CO., LTD.
By:	/s/ Jack Lai
Name:	Jack Lai
Title:	Chief Financial Officer

Date: August 26, 2009

EXHIBIT 99.2: PRESS RELEASE
LDK Solar Partners with Yancheng City on PV Projects
XINYU CITY, China and SUNNYVALE, Calif., August 25, 2009 — LDK Solar Co., Ltd. (NYSE: LDK), a leading manufacturer of multicrystalline solar wafers, announced today that it has entered into an agreement with Yancheng City of Jiangsu Province for the development of PV power projects. According to the agreement, LDK Solar will develop a number of PV power projects, including PV ground-power stations, and roof and building integration systems totaling up to 500 MW over the next five years. The terms, including financing, design and specific location of each of the projects, will require a feasibility study as well as final approval from relevant state departments prior to initiation.
“Yancheng City is currently one of the most important wind power bases in China. Yancheng City possesses the largest coastal area in Jiangsu Province and is rich in natural resources,” stated Li Qiang, Mayor of Yancheng City. “We plan to partner with LDK Solar to build large ground-power stations to take advantage of wind and photovoltaics as complementary power sources. With the support of the Chinese government and their financial subsidy programs, we hope that our partnership with LDK Solar further increases the development of solar resources and promotes growth of the solar PV industry in Yancheng City.”
“We are pleased to partner with Yancheng City on PV projects and participate in the development of the Jiangsu coastal area. We believe that an increasing number of PV application projects will originate in China in the future and we will continue to work to position LDK Solar favorably within China’s rapidly developing PV market,” stated Xiaofeng Peng, Chairman and CEO of LDK Solar.
About LDK Solar (NYSE: LDK)
LDK Solar Co., Ltd. is a leading manufacturer of multicrystalline solar wafers, which are the principal raw material used to produce solar cells. LDK Solar sells multicrystalline wafers globally to manufacturers of photovoltaic products, including solar cells and solar modules. In addition, LDK Solar provides wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. LDK Solar’s headquarters and manufacturing facilities are located in Hi-Tech Industrial Park, Xinyu City, Jiangxi Province in the People’s Republic of China. LDK Solar’s office in the United States is located in Sunnyvale, California.
Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements, including but not limited to, LDK Solar’s ability to raise additional capital to finance its operating activities, the effectiveness, profitability and marketability of its products, the future trading of its securities, the ability of LDK Solar to operate as a public company, the period of time during which its current liquidity will enable LDK Solar to fund its operations, its ability to protect its proprietary information, the general economic and business environment and conditions, the volatility of LDK Solar’s operating results and financial condition, its ability to attract and retain qualified senior management personnel and research and development staff, its ability to timely and efficiently complete its ongoing construction projects, including its polysilicon plants, and other risks and uncertainties disclosed in LDK Solar’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on information available to LDK Solar’s management as of the date hereof and on its current expectations, assumptions, estimates and projections about LDK Solar and the solar industry. Actual results may differ materially from the anticipated results because of such and other risks and uncertainties. LDK Solar undertakes no obligation to update forward-looking statements to reflect subsequent events or circumstances, or changes in its expectations, assumptions, estimates and projections except as may be required by law.
For more information contact:
Lisa Laukkanen
The Blueshirt Group for LDK Solar
lisa@blueshirtgroup.com
+1-415-217-4967
Jack Lai
Executive VP and CFO
LDK Solar Co., Ltd.
IR@ldksolar.com
+1-408-245-8801